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Z. JULIE GAO (CALIFORNIA)

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Confidential

Ms. Katherine Wray
Mr. Edwin Kim
Mr. Stephen Krikorian
Ms. Morgan Youngwood
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U. S. A.

Re:                             Jianpu Technology Inc.
Registration Statement on Form F-1 (File No. 333-221056)
Responses to the Staff’s Comment Letter Dated November 1, 2017

Dear Ms. Wray, Mr. Kim, Mr. Krikorian and Ms. Youngwood:

On behalf of our client, Jianpu Technology Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission October 20, 2017.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comments contained in the letter from the staff of the Commission (the “Staff”) dated November 1, 2017. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request the Staff’s declaration of the effectiveness of the Registration Statement on or about November 15, 2017 and will file the joint acceleration requests before then, and would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Prospectus Cover Page

1.                                      We note that China Renaissance is presented as a lead or managing underwriter on the cover page, but is not identified in the Underwriting table on page 179. Please revise or advise as appropriate. Refer to Item 501(b)(8)(i) of Regulation S-K and Item 9.B.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 186 of the Registration Statement.

Prospectus Summary

The Offering, page 8

2.                                      In light of the pending distribution of your shares owned by RONG360, Inc. to its shareholders that is anticipated to occur within six months following the offering, please revise your prospectus summary on page 9 to clarify that all current shareholders of RONG360, Inc. who are not your co-founders will ultimately receive Class A ordinary shares in the distribution. Further, please identify your four co-founders in this section and describe their anticipated voting power after the distribution has occurred.

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Registration Statement.

Management, page 134

3.                                      Please revise your management table on page 134 to identify Chenchao Zhuang as a cofounder.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Registration Statement.

Description of Share Capital, page 148

4.                                      Please revise to clarify the increase of authorized ordinary shares to 1.5 billion shares, as disclosed on page F-66.

In response to the Staff’s comment, the Company has revised the disclosure on page 155 of the Registration Statement.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Sandy Xu, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2992 or via email at sandy.r.xu@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Daqing (David) Ye, Chief Executive Officer, Jianpu Technology Inc.

Yilü (Oscar) Chen, Chief Financial Officer, Jianpu Technology Inc.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Sandy Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Chris Lin, Esq., Partner, Simpson Thacher & Bartlett